# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nvni Group Limited, CIK 0001965143
CUSIP: G50716102
Title of class of securities: Class FF Shares
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 03/27/2025
Filed by CIK 0001994208
Persons authorized to receive notices and communications: Pierre Schurmann, c/o Nvni Group Limited, P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 55-11-5642-3370

## Reporting persons
- Pierre Schurmann (CIK 0001994208): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); does not affirm membership in a group (box b); source of funds: personal funds (PF); sole voting power 364,765,917; shared voting power 0; sole dispositive power 364,765,917; shared dispositive power 0; aggregate amount beneficially owned 350,000 (70% of the class)
  Comment: (1) 1,010,326 shares of Nvni Group Limited's (the "Issuer") ordinary shares, par value $0.00001 per share ("Ordinary Shares") are held directly by Labsyl Ltd., a British Virgin Islands limited liability company ("Labsyl"). Pursuant to the Labsyl Power of Attorney (described in Item 6 below), Pierre Schurmann (the "Reporting Person") is the sole power-of-attorney with sole voting power with respect to such shares.
  
  (2) 183,181 Ordinary Shares are held directly by Coppi International Ltd., a British Virgin Islands limited liability company ("Coppi"). Pursuant to the Coppi Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  (3) 145,486 Ordinary Shares are held directly by Rodrigo Natale. Pursuant to the Natale Power of Attorney (described in Item 6 below), the Reporting Person is the sole power-of-attorney with sole voting power with respect to such shares.
  
  (4) 13,136,737 Ordinary Shares are held directly by Heru Investment Holdings Ltd., a British Virgin Islands limited liability company ("Heru"), Heru is controlled indirectly by Pierre Schurmann, the Reporting Person.
  
  (5) The percentage set forth in row (13) is based on the Issuer's 92,257,843 Ordinary Shares outstanding on March 31, 2025, based on the 27,732,999 Ordinary Shares outstanding as disclosed in the Issuer's Shell Company Report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on December 26, 2024, the additional 662,941 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on January 11, 2024, the additional 226,470 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on February 20, 2024, the 3,680,982 Ordinary Shares issued and outstanding as disclosed in the Issuer's Form 6-K filed with the SEC on December 31, 2024

## Item 1. Security and Issuer
Title of class of securities: Class FF Shares
Name of issuer: Nvni Group Limited
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Comment: This Amendment No. 3 to Schedule 13D (this "Amendment No 3. ") amends and supplements the initial Schedule 13D (the "Initial Schedule 13D") filed by the Reporting Person with the SEC on October 10, 2023, as amended on February 21, 2024 (the "Amendment No. 2") and January 12, 2024 (the "Amendment No. 1"). The Initial Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3 (the "Schedule 13D"), relates to the Class FFShares of the Issuer. The Issuer's principal executive office is located at P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001, and its phone number is (+55 11) 5642-3370. Except as otherwise specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Initial Schedule 13D. Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Initial Schedule 13D.

## Item 2. Identity and Background
Name of person filing: Pierre Schurmann
Residence or business address: P.O. Box 10008, Willow House, Cricket Square, Grand Cayman, Cayman Islands KY1-1001.
Present principal occupation or employment: The Reporting Person is the Chief Executive Officer and Chair of the board of directors of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Brazilian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On March 27, 2025, the Issuer issued a total of 500,000 Class FF shares, par value US$0.00001 per share, with each class FF share having one thousand votes. Pierre Schurmann, Chief Executive Officer of the Company and the reporting person, was issued 350,000 Class FF Shares for a total subscription price of US$3.50. Sources of funds used are the personal funds of the reporting person.

## Item 4. Purpose of Transaction
Purpose of transaction: The reporting person intends to acquire 350,000 Class FF Shares of the Issuer in order to increase his voting power.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the total number of Ordinary Shares the Reporting Person beneficially owns represents such percentage as set forth on the cover page to this Schedule 13D of the Ordinary Shares outstanding. The percentage used in this Schedule 13D is calculated based on 92,257,843 Ordinary Shares outstanding as of March 31, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: 15,115,917
Transactions in the class effected during the past sixty days: On March 27, 2025, Nvni Group Limited (the "Company") issued of a total of 500,000 Class FF shares, par value US$0.00001 per share, with each class FF share having one thousand votes. Pierre Schurmann, Chief Executive Officer of the Company was issued 350,000 Class FF Shares for a total subscription price of US$3.50.
Other persons with the right to receive dividends or sale proceeds: N/A
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Initial Schedule 13D is hereby amended and restated as follows:

The information set forth in Item 4 is incorporated by reference in its entirety into this Item 6.

Subscription Agreement

The Issuer and the Reporting Person entered into a Subscription Agreement, dated [DATE] pursuant to which, among others, on the Closing Date, the Reporting Person received 350,000 Class FF company shares for a subscription price of $3.50.

Business Combination Agreement

The Issuer, Nuvini, Merger Sub and Mercato entered into (i) on February 26, 2023, the Original BCA, pursuant to which, among others, on the Closing Date, the Business Combination took place and Heru received 13,136,737 Ordinary Shares in exchange for all of its shares of Nuvini; and (ii) on September 28, 2023, the BCA Amendment.

Copies of the Original BCA and the BCA Amendment are filed hereto as Exhibits 99.1 and 99.2, respectively, and are incorporated by reference in their entirety into this Item 6.

Lock-up Agreement

The Issuer and Heru entered into a Lock-up Agreement, dated September 29, 2023 (the "Lock-up Agreement"), providing that Heru will not, subject to certain exceptions (including the payment of taxes arising from the Business Combination), transfer any Lock-up Shares (as defined in the Lock-Up Agreement) during the period commencing from the Closing Date until one year after such date. A copy of the Lock-Up Agreement is filed as Exhibit 99.3 hereto and is incorporated by reference in its entirety into this Item 6.

Registration Rights Agreement

The Issuer and Heru entered into a Registration Rights Agreement, dated September 29, 2023 (the "Registration Rights Agreement"), with respect to certain Registrable Securities (as defined in the Registration Rights Agreement) held by certain Holders (as defined in the Registration Rights Agreement and including Heru and Labsyl Ltd.), pursuant to which the Issuer agreed to file a shelf registration statement registering the resale of all of the Registrable Securities of the Holders no later than 30 calendar days following the Closing Date. The Issuer also agreed to provide customary "piggyback" registration rights, subject to certain requirements and customary conditions. A copy of the Registration Rights Agreement is filed as Exhibit 99.4 hereto and is incorporated by reference in its entirety into this Item 6.

Labsyl Power of Attorney

Labsyl Ltd., a British Virgin Islands limited liability company, issued an irrevocable power of attorney and proxy, dated September 28, 2023, relating to 1,010,326 Ordinary Shares owned by Labsyl Ltd. (the "Labsyl Power of Attorney") in favor of the Reporting Person, pursuant to which Labsyl Ltd. irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Labsyl Power of Attorney is filed as Exhibit 99.5 hereto and is incorporated by reference in its entirety into this Item 6.

Coppi Power of Attorney

Coppi International Ltd., a British Virgin Islands limited liability company, issued an irrevocable power of attorney and proxy, dated December 26, 2023, relating to 183,181 Ordinary Shares owned by Coppi International Ltd. (the "Coppi Power of Attorney") in favor of the Reporting Person, pursuant to which Coppi International Ltd. irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Coppi Power of Attorney is filed as Exhibit 99.6 hereto and is incorporated by reference in its entirety into this Item 6.

Natale Power of Attorney

Rodrigo Natale, issued an irrevocable power of attorney and proxy, dated February 19, 2024, relating to 145,486 Ordinary Shares owned by Mr. Natale (the "Natale Power of Attorney") in favor of the Reporting Person, pursuant to which Mr. Natale irrevocably designated, constituted and appointed the Reporting Person as its proxy and duly authorized attorney-in-fact with the power to attend and vote at any meetings of the members of the Issuer. A copy of the Natale Power of Attorney is filed as Exhibit 99.7 hereto and is incorporated by reference in its entirety into this Item 6.

*****

The foregoing descriptions of the Business Combination Agreement, Lock-up Agreement, Registration Rights Agreement, Labsyl Power of Attorney, Coppi Power of Attorney and Natale Power of Attorney do not purport to be complete and are qualified in their entirety by reference to the text of such agreements, copies of which are included as exhibits to this Schedule 13D and are incorporated herein by reference.

## Signatures
- Pierre Schurmann: /s/ Pierre Schurmann, Pierre Schurmann (04/03/2025)